SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

            For the fiscal year ended: December 31, 2003

 OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from             to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Bar Harbor Bankshares 401(k) Plan

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609

 REQUIRED INFORMATION

 The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2003 and 2002, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

 Bar Harbor Bankshares 401(k) Plan

By:

/s/ Marsha C. Sawyer

Date: February 22, 2005

Marsha C. Sawyer

Plan Trustee

By:

/s/ Joseph M. Murphy

Date: February 22, 2005

Joseph M. Murphy

Plan Trustee

By:

/s/ Robert M. Phillips

Date: February 22, 2005

Robert M. Phillips

Plan Trustee

Appendix 1

 BAR HARBOR BANKSHARES
401(k) PLAN

 FINANCIAL STATEMENTS

 And

 SCHEDULE

 December 31, 2003 and 2002

 With Reports of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

 Plan Administrator
Bar Harbor Bankshares 401(k) Plan

 We have audited the accompanying statement of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with U.S generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ KPMG LLP

Albany, New York
September 24, 2004

BAR HARBOR BANKSHARES 401(k) PLAN

Statement of Net Assets Available for Benefits

 December 31, 2003

Assets
Cash Equivalents	$551,833
Investments, at fair value	5,029,034
Receivables:
Participant contribution
18,227
Employer contribution
18,906
Total receivables
37,133
Participant Loans	125,125
Net assets available for benefits
$5,743,125

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

 Statement of Changes in Net Assets Available for Benefits

 Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income:

Net appreciation in investments
$1,057,755
Interests and dividends
70,611
Net investment income
1,128,366

Contributions:

Participants
437,105
Employer
380,301
Rollovers
206,614

Total contributions
1,024,020

Total increase
2,152,386

Deductions from net assets attributed to:
Distributions
(477,424)
Net increase
1,674,962

Net assets available for benefits:
Beginning of year
4,068,163

End of year
$5,743,125

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

 Notes to Financial Statements

 December 31, 2003

1.	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 40l(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may contribute up to 50% (limited to regulatory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to regulatory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan. The Plan currently offers twelve investment options for participants. The Company matches 50% up to the first 3% of each participant’s salary deferrals, and 25% on deferrals from 3% to 6% of each participant’s salary that a participant contributes to the Plan. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. Additional contributions of $260,653 were made in 2003.

(c)	Participants' Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. Plan expenses are paid by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

(d) Vesting Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account or in annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants with balances in their accounts of less that $5,000 must take a lump sum distribution.

(g)	Participant Loans

Participants may borrow from their fund accounts the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are written with an interest rate of 1% over Prime and existing loans presently range from 5% to 10.25%. Principal and interest is paid according to the amortization schedule through biweekly payroll deduction

(h)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate and markets risks. Due to the level of risk associated with investment securities, it is at least reasonably possible the changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

2.	Summary of Accounting Policies

(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market accounts.

(b)	Investments Held in Trust

The Plan’s investments (including money market accounts) are valued on a daily basis, using established market values. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investments

Investments that represent 5% or more of the net assets available for benefits at December 31, 2003, are as follows:

Money market funds:
JP Morgan Premium Money Market Fund
$551,833
Mutual funds:
The Growth Fund of America
737,823
Intermediate Bond Fund of America
455,150
The Investment Company of America Fund
485,410
MFS Total Return Fund
419,094
Munder Index 500 Fund
298,392
State Street Research Mid Cap Value Fund
633,906
State Street Research Aurora Fund
808,714
Common Stock:
Bar Harbor Bankshares
891,810

 During 2003, the Plan’s investments appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

Mutual funds $	840,971
Common stock of Bar Harbor Bankshares	$ 216,874
$1,057,755

4.  Income Tax Status

The Internal Revenue Service has issued an opinion letter dated December 19, 2001 to the sponsor of the prototype plan (of which the Plan Sponsor has adopted), that the form of the prototype plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the plan is exempt from income taxes. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Party-in-Interest Transactions

Shares of common stock issued by the Company, Bar Harbor Bankshares, represent certain Plan Investments. The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. Senior officers are prohibited (and operationally blocked) from purchasing, selling, or reallocating their positions during times of established blackouts or while in possession of insider information.

6.  Reconciliation of Financial Statements to Form 5500

 The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

Net Assets available for benefits: Balance per the financial statements	$5,743,125
Difference	(37,133)
Balance per the Form 5500	$5,705,992

The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2003 to Form 5500:
Net increase in net assets available for assets: Increase per the financial statements	$1,674,962
Difference	(25,241)
Increase per the Form 5500	$1,649,721

Schedule 1

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

 December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Current value
	JP Morgan Premium Money Market	Money Market	$551,833
	Intermediate Bond Fund of America	Bond mutual fund, 32,862.800 shares	455,150
	The Growth Fund of America	Equity mutual fund, 30,066.135 shares	737,823
	The Investment Company of America	Equity mutual fund, 16,831.142 shares	485,410
	MFS Capital Opportunities Fund	Equity mutual fund, 10,052.009 shares	119,619
	MFS Total Return Fund	Equity mutual fund, 27,754.569 shares	419,094
	Munder Index 500 Fund	Equity mutual fund, 12,861.711 shares	298,392
	State Street Research – Mid Cap Value Fund	Equity mutual fund, 36,897.726 shares	633,906
	State Street Research-Aurora Fund	Equity mutual fund, 20,945.706 shares	808,714
	American Funds Europacific Growth Fund A	Foreign equity mutual fund, 1,626.669 shares	49,142
	American Funds New Perspective	Foreign equity mutual fund, 5,307.215 shares	129,974
*	Bar Harbor Bankshares	Common stock, 33,030 shares	891,810
*	Participant Loans Receivable	Interest rates – 5.00% - 10.25%	125,125
			$5,705,992

*Party-in interest

 See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 Board of Directors
Bar Harbor Bankshares 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ Berry, Dunn, McNeil & Parker

 Bangor, Maine
August 25, 2003

 BAR HARBOR BANKSHARES 401(k) PLAN

 Statement of Net Assets Available for Benefits

 December 31, 2002

Assets
Investments, at fair value	$4,030,378
Receivables
Participants’ contributions
---
Employer contributions
26,276
Other
11,509
  Total receivables
37,785
  Total assets
4,068,163

Net assets available for benefits
$4,068,163

The accompanying notes are an integral part of these financial statements.

 BAR HARBOR BANKSHARES 401 (k) PLAN

 Statement of Changes in Net Assets Available for Benefits

 Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss)

Interest and dividends
$$95,916
Net depreciation in fair value of investments
(567,480)
Net investment gain (loss)
(471,564)

Contributions

Employers
342,963
Participants
450,587
Rollover
151,024

Total contributions
944,574

Total additions
473,010

Deductions from net assets attributed to:
Benefits paid to participants
(608,454)
Deemed distributions of participant loans
(45,914)

Total deductions
(654,368)

Net decrease
(181,358)
Net assets available for benefits:
Beginning of year
4,249,521
End of year
$4,068,163

The accompanying notes are an integral part of these financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

 Notes to Financial Statements

 December 31, 2002

 Description of Plan

The following description of the Bar Harbor Bankshares 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a tax-exempt defined contribution plan covering substantially all employees of Bar Harbor Bankshares and its wholly-owned subsidiaries Bar Harbor Banking and Trust Company, Bar Harbor Trust Services, Block Capital Management and Dirigo Investments (the Company). The Internal Revenue Service has determined and informed the prototype plan sponsor, by letter dated December 19, 2001, that the prototype plan upon which the Plan and related trust are based is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

Contributions

Participants may contribute up to 50% of their annual compensation, as defined in the Plan. In addition, the Company will make matching contributions which will be determined by the Company annually. The Company may contribute additional amounts to the Plan at the sole discretion of the Company. Participants direct the investments of their contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

1.    Summary of Significant Accounting Policies

        Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

       Administrative Expenses

 The Company pays substantially all administrative expenses.

           Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in securities traded on national securities exchanges are valued at closing market prices, and those traded in the over-the counter market are valued at bid quotations. Investments in shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost that approximates fair value.

2.  Investments

 The fair values of investments that represent five percent or more of the Plan’s net assets are as follows:

Mutual Funds
The Growth Fund of America
$471,821
Intermediate Bond Fund of America
495,536
The Investment Company of America Fund
320,684
MFS Total Return Fund
331,557
Munder Index 500 Fund
201,070
Mid Cap Value Fund
455,662
Aurora Fund
507,916
Common stock
Bar Harbor Bankshares
410,271
Money market funds
Premium Money Market Fund
$560,197

During 2002, the Plan’s realized gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Mutual funds
$(594,635)
Common stock
27,155
$(567,480)

 3.  Related Party Transaction

The Plan owned 21,141 shares of Bar Harbor Bankshares stock valued at $410,271 at December 31, 2002.

 4. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

5. Plan Amendment

Effective January 1, 2002, the Plan was amended and restated to comply with GUST and Economic Growth and Tax Reconciliation Act of 2001 (EGTRRA) law changes. As a result of the amended and restated Plan in accordance with EGTRRA, the Plan now allows catch-up deferral contributions and maximum participant contributions were changed to that which is disclosed in Note 1, from a 15% previous maximum.

Schedule 1

BAR HARBOR BANKSHARES 401(k) PLAN

 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

 December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Premium Money Market Fund	Money Market fund	$560,197
	EuroPacific Fund	Mutual Fund	40,030
	The Growth Fund of America	Mutual Fund	471,821
	Intermediate Bond Fund of America	Mutual Fund	495,536
	The Investment Company of America Fund	Mutual Fund	320,684
	New Perspective Fund	Mutual Fund	74,459
	MFS Capital Opportunities Fund	Mutual Fund	64,212
	MFS Total Return Fund	Mutual Fund	331,557
	Munder Index 500 Fund	Mutual Fund	201,070
	Mid Cap Value Fund	Mutual Fund	455,662
	Aurora Fund	Mutual Fund	507,916
*	Bar Harbor Bankshares	Common stock	410,271
*	Participant notes Receivable	Interest rates – 5.00% - 10.25% Mature 11/03 – 5/08	96,963
			$4,030,378

*Identifies party-in-interest to the Plan